February 4, 2009	Zachary Blume
(617) 951-7663
zachary.blume@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 33-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 5 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectuses for Class A, B and C, Class D, Class P, Class R, Institutional Class and Administrative Class shares of the Allianz Global Investors Solutions Core Allocation Fund (the “Core Allocation Fund”), a new series of the Trust;

2.	Prospectuses for Class A and C, Class D, Class P, Class R, Institutional Class and Administrative Class shares of the Allianz Global Investors Solutions Growth Allocation Fund (the “Growth Allocation Fund”), a new series of the Trust;

3.	The Statement of Additional Information of the Trust; and

4.	The Allianz Funds, Allianz Multi-Strategy Funds and PIMCO Funds Shareholders’ Guide for Class A, B, C and R Shares, which is a part of the Trust’s Statement of Additional Information.

The Amendment is being submitted to register Class A, Class B, Class C, Class D, Class P, Class R, Institutional Class and Administrative Class shares of the Core Allocation Fund and to register Class A, Class C, Class D, Class P, Class R, Institutional Class and Administrative Class shares of the Growth Allocation Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7663) or to George B. Raine (at 617-951-7556) of this firm.

Sincerely yours,

/s/ Zachary R. Blume
Zachary R. Blume, Esq.

cc:	E. Blake Moore, Jr.
William V. Healey, Esq.
Richard H. Kirk, Esq.
Brian S. Shlissel
Thomas J. Fuccillo, Esq.
David C. Sullivan, Esq.
Michael G. Doherty, Esq.
George B. Raine, Esq.
Christopher J. Perriello, Esq.